ARKEMA

RECEIVED

2009 FEB 12 A 7:05

February, 9th, 2009

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

09045332

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

PROCESSED
MAR 2 2009
THOMSON REUTERS

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press Releases :
  1. Arkema sells its Vinyl Compounding in Vanzaghello, Italy, to Industrie Generali spa.
  2. Statement about the number of shares and votings rights (end of January 2009).

ARKEMA
The world is our inspiration

Press release
Communiqué de presse

Colombes, February 9th 2009

Arkema sells its Vinyl Compounding activity in Vanzaghello, Italy, to Industrie Generali spa

As part of the recentering of its vinyl compound production activities, Arkema announces the sale of its Vanzaghello industrial site activity, just outside Milan, to the Italian company Industrie Generali spa.

" This divestment falls in line with Arkema's drive to refocus its vinyl compound range on high-tech applications, in particular in the medical equipment market, an area in which our other Italian site, in Samarate, enjoys world-renowned expertise ", states René Maillot, Managing Director of Arkema's PVC Compounds Business Unit.

The Vanzaghello activity generates annual sales of the order of € 22 M, and employs 19 people, who will be joining IGS on March 1st 2009, the effective date of the sale.

Arkema is a leading player in vinyl compounds, with industrial facilities in five European countries: Resinoplast (France / Reims), Resil (Belgium / Ghent), Plasgom (Spain / Barcelona), Resitech (Germany / Leipzig), and Resilia (Italy / Samarate and Vanzaghello).

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

The world is our inspiration

REGULATED INFORMATION

INFORMATION RÉGLEMENTÉE

Colombes, February 9th, 2009

Statement about the number of shares and voting rights in compliance with the article L.233-8 II of the French commercial code and the article 223-16 of the Financial Markets Authority (AMF-Autorité des Marchés Financiers)

Date	Total number of shares	Total number of Voting Right (including shares held by the Company)	Total number of Voting Right (excluding shares held by the Company)
January 31, 2009	60 454 973	64 206 507	64 166 800

END